SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration no. 1431

B3 (CPLE3) / NYSE (ELPC) / LATIBEX (XCOPO)

COPEL wins capacity reserve auction with two hydro power plants

COPEL (“Company”) hereby informs its shareholders and the market in general that it has been successful in the Capacity Reserve Auction in the form of Power, referred to as LRCAP 2026 (“Auction” or “LRCAP”). On this date, the Company was declared the winner for the sale of the Power product, contributing a total of 1,862.8 MW of installed capacity to be contracted for a 15-year term, with fixed gross revenue set at R$ 963.2 million/MW/year for the Foz do Areia Hydro Power Plant (“FDA”) and R$ 1,635.4 million/MW/year for the Segredo Hydro Power Plant (“Segredo”). The start of operations is scheduled for August 2030 for both FDA and Segredo.

The table below provides additional information on the projects:

	FDA HPP	Segredo HPP
Installed capacity available for LRCAP (MW)[1]	690.470	1,172.344
Physical guarantee related to expansion (average MW)[2]	20.6	56.3
Power generation term	15 years	15 years
Estimated start of operation	August 2030	August 2030
Contracted gross price (R$ thousand/MW/year)[3]	R$ 1,395.00	R$ 1,395.00
Estimated investment (R$ billion – Base Date Mar/26)	R$ 1.3	$3.6
Estimated leverage	70%	70%
Transmission System Usage Fee – TUST (R$/kW/month)[4]	R$ 5.75 – R$ 6.10	R$ 6.73 – R$ 7.19

¹Total installed capacity adjusted by the Capacity Availability Factor (FDispCap) for the Segredo project, and by the Reference Storage parameter for the Foz do Areia project; 2Energy available for sale in the Free Contracting Environment (ACL); 3Amount to be updated annually based on the variation of the IPCA index, with a base date of September 2025; 4Amount to be updated annually based on the variation of the IPCA and/or IGPM indices, with a base date of June 2025, and calculated over the project’s total installed capacity – 860 MW for Foz do Areia and 1,266 MW for Segredo.

The contracted projects represent another step in the execution of the Company’s high-value creation strategy with controlled risks, as they strengthen the competitiveness of the portfolio, enhance the system’s operational flexibility, create opportunities for organic growth, and increase the value of existing assets.

Curitiba, March 18, 2026

Felipe Gutterres

Vice President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 18, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.